UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 20, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 20, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                Date: April 20, 2011
11-23-TR

New Vice President Appointed to Lead Asian Affairs

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today the appointment of Ralph Lutes as Vice President, Asian Affairs & Chief Representative, China. Mr. Lutes will join Teck on May 1, 2011.

“I am pleased to announce the appointment of Ralph Lutes,” said Don Lindsay, President and CEO. “Ralph joins us at an exciting time, and his many years of experience in Asia will be instrumental as we build on our expertise in China and further develop the tremendous opportunity that Asia represents for Teck.”

Mr. Lutes joins Teck from Stikeman Elliott LLP, where he has practised corporate and commercial law in the firm’s Toronto, Hong Kong and Vancouver offices.  He has also served as Managing Director and Counsel with CIBC World Markets in Singapore with responsibility for the Far East and Australia, including offices in Beijing, Shanghai, Hong Kong, Tokyo, Singapore, Sydney and Perth.

China’s rapid infrastructure development and emerging consumer economy are creating significant and growing demand for Teck’s key products including copper and steelmaking coal. In his role as Vice President, Asian Affairs & Chief Representative, China, Mr. Lutes will build upon Teck’s existing presence in China and further strengthen important relationships with customers in the public and private sectors.

Mr. Lutes holds a Bachelor of Law from the University of New Brunswick and a Bachelor of Commerce from Queen’s University.

Mr. Lutes will be based in Teck’s corporate office in Beijing, established in 2006.

About Teck Resources

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
VP, Corporate Affairs
Tel. 604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
VP, Investor Relations & Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

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